SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEVANT FACT
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José, n° 20 – Grupo 1602, parte
Rio de Janeiro/RJ
CNPJ n° 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL informs that the company’s Board of Director, on this date, unanimously with the participants (i) ratified the decision of March 9, 2004 about the split operation of the shares representing the company’s capital stock, through which operation each share of the capital stock shall be represented by 4 (four) shares, and (ii) approved the proposal for the grouping of these shares at the proportion of 1,000 (one thousand) shares to 1 (one) share.

So, the two operations, the stock split operation followed by the grouping operation, shall result in one sole event of grouping 250 (two hundred and fifty) shares to 1 (one) share.

Thus, after the conclusion of such operations, the composition of the company’s capital stock will be 71,729.261,430 to 286,917,045 shares.

The operation shall have the following characteristics:

1- Proportion of the grouping

The shares shall be grouped in the proportion of 250 (two hundred and fifty) shares to 1 (one) and, after the process is concluded, shall only be negotiated by their unit quotation.

2- Time period for the readjustment of the positions by the shareholders

After the approval by the General Meeting, the company shall publish an announcement to the market, determining a time period of 30 (thirty) days, from the date of publication, so that the shareholders, at their free and exclusive discretion, can buy or sell amounts of shares required to the rounding up of their positions, so that the same do not generate fractions after the grouping process.

The positions of their shares may be adjusted by the shareholders through brokerage houses of their free choice, and if this is done through Itaú Corretora S.A. and exclusively on the amount necessary to reach a multiple of 250 (two hundred and fifty) shares immediately above, will be exempted from brokerage fee and stipends, and for such purpose, the shareholders shall go to any branch of Banco Itaú. The management of the company shall consider the possibility of hiring other brokers, in addition to Itaú Corretora S.A., so that the shareholders may adjust their positions and be exempt from broker’s fee and stipends.

3- Adjustments required

After the time period established for the adjustment on the part of the shareholders, the eventual fractions of shares still held by the shareholders shall be grouped in whole numbers and sold at an auction to be held in BOVESPA, and the respective values will be credited in the current accounts of the fraction holders. For the shareholders whose accounts are paralyzed or outdated, the value for disposal of the fractions will be available for the company for a period of 5 (five) years.

4- Effectiveness

The grouping shall be effective as of the first day after the end of the term stated in item 2) above, when the shares will start being negotiated only by their unit quotation.

5- Ratio of shares by ADR

After the operation becomes effective, there will be a change in the ratio of the shares by ADR and such ratio will be 1 (one) share to 1 (one) ADR of the American Market (NYSE).

This split operation followed by the grouping of the shares of the company aims at adjusting the unit value of the shares’ quotation, so as to improve the liquidity of the securities in the stock exchange, cost reduction and improvement in services to the shareholders.

This decision shall be submitted to the company’s special shareholders’ meeting to be held on the same date as the next annual shareholders’ meeting.

Rio de Janeiro, March 30, 2004

Companhia Siderúrgica Nacional
Lauro Henrique Campos Rezende
Executive Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.